Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Publix Super Markets, Inc.

The Administrative Committee

Publix Super Markets, Inc. 401(k) SMART Plan:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated June 25, 2007, with respect to the statement of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended and the related supplemental schedule, which report appears in the December 31, 2006 Annual Report on Form 11-K of Publix Super Markets, Inc. 401(k) SMART Plan.

Carter, Belcourt & Atkinson, P.A.

October 30, 2007

Lakeland, Florida

Certified Public Accountants